5 March 2007


Corus Group plc ("the Company")



Voting Rights and Capital

In conformity with the Transparency Directive's provision 6 we would like to notify the market of the following:

The Company's total capital consists of 946,199,710 ordinary shares with a total of 946,199,710 voting rights as at 28 February 2007.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.